FOIA CONFIDENTIAL TREATMENT REQUEST

The entity requesting confidential treatment is:

ConforMIS, Inc.

28 Crosby Drive

Bedford, MA 01730

Attn: David Cerveny, Chief Legal Officer and General Counsel 781-345-9001

June 10, 2015

Via EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Russell Mancuso

Re:                             ConforMIS, Inc.
Registration Statement on Form S-1
Filed May 22, 2015

File No. 333-204384

Ladies and Gentlemen:

On behalf of ConforMIS, Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated June 8, 2015 (the “Comment Letter”), relating to the above referenced Registration Statement on Form S-1 (the “Registration Statement”). The Company also is filing Amendment No. 1 to Registration Statement with this response letter.

Set forth below are the Company’s responses to the Staff’s comments. The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company.  For convenience, the responses are keyed to the numbering of the comments and the headings used in the Comment Letter.

On behalf of the Company, we advise you as follows:

Inside front prospectus cover

1.                                      If your implant itself is not 3D printed, please revise your graphics to remove any implication to the contrary.

Response: In response to the Staff’s comment, the Company has removed the graphics on the inside front cover of the prospectus.

A significant portion of our total outstanding shares, page 56

2.                                      Please reconcile your disclosure here regarding the total number of shares underlying warrants upon the closing of this offering with your disclosure on page 8.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 57 of the Registration Statement.

Credit facilities, page 82

3.                                      Please expand your response to prior comment 3 to tell us when you last provided projections, the extent to which your current results are achieving those projections, and the extent that your currently disclosed financial trends must change for you to achieve the projections.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 13 and 83 of the Registration Statement.

Rule 83 Confidential Treatment by ConforMIS, Inc. Request #1

In response to the Staff’s comment, the Company supplementally advises the Staff as follows:

[**]

The Company supplementally advises the Staff that it has disclosed in the Registration Statement that it prepares the annual financial projections that it provides to the lenders in what it believes is a reasonable manner, including by taking into account trends reported by its sales and marketing team, macroeconomic trends and other relevant data.

ConforMIS, Inc. respectfully requests that the information contained in Request #1 above be treated as confidential information and that the Securities and Exchange Commission provide timely notice to David Cerveny, Chief Legal Officer and General Counsel, ConforMIS, Inc., 28 Crosby Drive, Bedford, MA 01730, telephone (781) 345-9001, before it permits any disclosure of the bracketed information contained in Request #1.

Clinical Studies, page 111

4.                                      We note your disclosure added in response to prior comment 4.  Please tell us the portion of the studies that showed that there was no statistically significant difference relative to those that showed a statistically significant difference.  It remains unclear how your disclosure of study results is a balanced presentation of studies of your product.

Rule 83 Confidential Treatment by ConforMIS, Inc. Request #2

Response: [**]

ConforMIS, Inc. respectfully requests that the information contained in Request #2 above be treated as confidential information and that the Securities and Exchange Commission provide timely notice to David Cerveny, Chief Legal Officer and General Counsel, ConforMIS, Inc., 28 Crosby Drive, Bedford, MA 01730, telephone (781) 345-9001, before it permits any disclosure of the bracketed information contained in Request #2.

5.                                      Please expand your response to prior comment 5 to tell us whether you believe any of the disclosure regarding clinical studies in your prospectus is made on the authority of an expert or is a copy or extract from a report of an expert as contemplated by Section 11(b) of the Securities Act.

Response: The Company supplementally advises the Staff that, as stated in the Company’s response to prior comment 5:

•                  the Company revised the disclosure on pages 111, 112 and 113 of the Registration Statement in response to prior comment 5 to clarify that the Company considered the results of the studies described on such pages as part of its evaluation of the benefits of its customized knee implants;

•                  the Company does not attribute the summaries of the studies provided on such pages to any third party; and

•                  the Company attributes the summaries of the studies to the Company.

In response to the Staff’s comment, the Company further supplementally advises the Staff that the Company has specifically disclosed on such pages that each summary contained therein is the Company’s own “summary of the principal findings of the study.” As such, the Company supplementally advises the Staff that the Company does not believe the disclosure regarding any of the studies described on such pages is made on the authority of an expert or is a copy or extract from a report of any expert as contemplated by Section 11(b) of the Securities Act.

Patent rights, page 117

6.                                      Please revise your disclosure to reflect the substance of the first sentence of your response to prior comment 7 so that investors are able to draw correct conclusions from your disclosures like on page 35 regarding the risk that you “could lose license rights that are important to [y]our business.” Also, from your existing disclosure, it remains unclear how investors can evaluate the risk that you present on page 35 if you do not disclose the obligations that are the subject of the risk; please advise or revise.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 118 of the Registration Statement.

Licenses to others, page 118

7.                                      Please expand your response to prior comment 2 to provide us your analysis supporting your materiality conclusions; include the effect on your quarterly revenue, cash balance and cash flows.  Also please tell us how you believe investors would understand the substance of the last two sentences of the first paragraph of your response to prior comment 2 from the information currently included in your prospectus.

Response: In response to the Staff’s comment, the Company has filed its license agreements with Wright Medical Group, Inc. and Wright Medical Technology, Inc. and MicroPort Orthopedics, Inc.

2015 employee bonus and stock incentive plan, page 144

8.                                      Please file as an exhibit the plan mentioned in this section.

Response: In response to the Staff’s comment, the Company has filed the 2015 employee bonus and stock incentive plan as exhibit 10.31 to the Registration Statement.

Certain Relationships and Related-Persons Transactions, page 148

9.                                      Please tell us when the 10 days mentioned in the third sentence of section 2 in exhibit 10.30 began to run.  Also, we note that section 2 provides that Stanhope is “firmly bound” to its election; please provide us your analysis of how an investor being bound at that time is consistent with Section 5 of the Securities Act.

Response:  The Company supplementally advises the Staff that the Company did not comply with the terms of Section 2 of the letter agreement, and, in particular, did not provide a notice contemplated by Section 2 prior to the public filing of the Registration Statement and as a result, the 10 business-day period mentioned in the third sentence of Section 2 of Exhibit 10.30 is not operative.  In response to certain oral communications since the public filing of the Registration Statement, Stanhope Investments has notified the Company that it will not exercise its participation right pursuant to the letter agreement with respect to the offering contemplated by the Registration Statement.  Because the Company did not comply with the terms of Section 2 of Exhibit 10.30, and because Stanhope Investments has notified the Company that it will not exercise its participation right pursuant to the letter agreement, the language in such Section 2 providing that Stanhope Investments would be “firmly bound” by any election made by it is not operative.  The Company has revised the disclosure on page 150 of the Registration Statement to state that Stanhope Investments has notified the Company that it will not exercise its participation right pursuant to the letter agreement with respect to the offering. The Company further supplementally advises the Staff that the letter agreement will terminate prior to or at the consummation of the offering contemplated by the Registration Statement.

Principal Stockholders, page 154

10.                               Please provide us your analysis of the authority on which you rely for the conclusion in the last sentence of your response to prior comment 11.  Include in your response any information you have regarding who makes voting and investment decisions regarding your securities held in the name of the entities that are the subject of the last sentence of your response to prior comment 11.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 156 and 157 of the Registration Statement with respect to each of Procific and Stanhope Investments to disclose the natural persons who hold voting power and investment power.

11.                               Given your response to prior comment 11 and the disclosure in notes 1 and 5 of your beneficial ownership table, please tell us why the beneficial ownership of Procific and Stanhope are presented on separate rows in the table rather than aggregated in a single row to reflect, if true, that the voting and investment powers over those shares are held by the same owners.

Response:  The Company supplementally advises the Staff that, as shown in the revised disclosure related to each of Procific and Stanhope on pages 156 and 157 of the Registration Statement, the natural persons listed as having voting and investment power with respect to Procific differ from the natural persons who hold voting and investment power with respect to Stanhope. Accordingly, the Company respectfully submits the presentation of the beneficial ownership of Procific and Stanhope on separate rows is appropriate.

The Company respectfully requests that the Staff return to the undersigned this letter pursuant to Rule 418 of the Securities Act of 1933, as amended, once the Staff has completed its review. For the convenience of the Staff, we have provided a self-addressed stamped envelope for this purpose. We respectfully reserve the right to request that this letter be returned to us at an earlier date.

In addition, the Company requests confidential treatment under 17 C.F.R. §200.83 for the contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom of Information and Privacy Act Operation.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6506 or facsimile at (617) 526-5000. Thank you for your assistance.

Very truly yours,

/s/ Richard A. Hoffman
Richard A. Hoffman

cc:	Philipp Lang, M.D.
David Cerveny, Esq.